THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720

February 25, 2009

Daniel Morris
Attorney Advisor
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:   THEWEBDIGEST CORP.
      AMENDMENT NO 7 TO FORM S-1
      FILED JANUARY 26, 2009
      FILE NO. 333-151485

Dear Mr. Morris:

Pursuant to your comment letter dated February 10, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 7 and keyed our answers for your review.

Cover Page
----------

QUESTION 1:

      We note your response to prior comment 2. Please revise to disclose, as stated in the first paragraph on page 13, that you do not intend to make contact with market makers until after you have completed the offering and that there can be no assurance that you will find a market maker or that such market maker's application will be accepted by FINRA.

ANSWER 1:

      We have changed the first paragraph on page 13 to disclose that we plan to contact potential market makers after the effective date as follows:

      It is the company's intent to contact potential market makers for the OTC Bulletin Board after the effectiveness date granted by the Securities and Exchange Commission.

      Additionally, we have changed the cover page to reflect the following:

      There are no assurances that such market makers application will be accepted by FINRA.

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

About Us, page 2
----------------

QUESTION 2:

      Please revise the second sentence of the first paragraph under this heading to clearly describe the product you intend to market and sell to various advertising distribution channels, including a description of how you expect to use sponsorships and/or link exchanges to generate revenues.

ANSWER 2:

      We have changed the paragraph to better disclose how we intend to market and sell our sponsorships to generate revenues as follows:

      We are a development stage company incorporated in September 2007 to establish itself as internet informational portals. We intend to develop and market and sell sponsorships through various advertising distribution channels (advertising agencies, direct to companies including pharmaceuticals, manufacturers, and media broadcasting entities) throughout the United States and foreign territories. The business plan provides for each web portal to have five (5) individual sponsors that pay an annual fee (to be established as our marketing program develops) for a rotating sponsorship banner displayed on our web portal including a hyperlink to the sponsors web site. Our individual web portals, as developed, contains information specific to the subject matter as described in each web domain. The sponsorships obtained by us will have a direct relationship to the specific subject matter that they sponsor. For example, if our web portal is the thediabeticdigest.com, the sponsor will have a direct correlation to diabetes and accordingly, the web portal will have informational data specifically for the same subject matter mainly diabetes.

QUESTION 3:

      We note your response to prior comment 4. Please revise to provide additional detail and clarity regarding the substantive content you plan to post on the web portals, including a description of your intended audience. It is insufficient to state only that the web site will focus on "the subject matter named within the domain name." Also, please describe the purpose of the web portals.

ANSWER 3:

      We have added the following to better disclose more clarity regarding the content and intended audience as follows:

      Our intended audience is seeking information that is specific to the subject matter that our web portals display. For example, if our audience is seeking information pertaining to arthritis, they would seek out our web portal (www.thearhritisdigest.com) to obtain information including, but not limited to, definitions, published articles and other data specifically, directly and indirectly pertaining to the subject matter of arthritis. Because our web portals do not sell any products directly to our audience, we feel the informational credibility will grow greatly with our audience as they consistently visit our web portals on specific subject matters of their interest.

QUESTION 4:

      Please clarify whether the web portals will also contain non- copyrighted content and state whether you have quality control mechanisms to monitor the accuracy and/or relevance of the information you post on the web portal.

ANSWER 4:

      We have changed as requested as follows:

      It is our responsibility to obtain the proper approvals to display informational data on our web portals. Although we have systems in place to assure our independent contractor has obtained the proper permission and/or copyright approvals, there are no assurances that we will avoid an error for displaying certain distinct data. Included in our internal controls are a defined checklist whereby we double-check our independent contractor's approval process. Additionally, our internal control procedures randomly test the written permissions for copyright and publisher approvals with direct communication with the owner of the content.

QUESTION 5:

      We note your disclosure in the second paragraph under this heading that the proposed websites will include a sponsored link from your web portal to the web site of the sponsor upon execution of a sponsorship agreement. Please clarify whether you intend each web portal to have a single sponsor or multiple sponsors.

ANSWER 5:

      We have disclosed within your question 2 above as requested.

QUESTION 6:

      Your response to prior comment 5 is unclear. Please explain how the validity of potential copyright infringement lawsuits is affected by whether or not you are selling or endorsing products on your web site.

ANSWER 6:

      We have disclosed as requested as follows:

      Upon receipt of any notice of copyright infringement and/or not obtaining publisher's permission, our policy is to remove the infringed content immediately from display on our web portals. Since we have not benefited directly from any sales of products or endorsements, the damages for these type of violations should be mitigated because we acted upon in good faith and should not be material in amount if the claimant is correct.

QUESTION 7:

      Please describe your internal control procedures regarding permissions and copyright content in greater detail, including a description of how you will ensure that the informational content which the independent contractors) provide to you will be copyright approved. In addition, describe the potential consequences, financial and otherwise, that you may encounter if copyrighted information is posted on your web portals without permission. Please revise the corresponding risk factor for consistency.

ANSWER 7:

      We have included the disclosure as requested within our answers to your question 4 and 6. Additionally, our risk factor on the subject matter fully discloses the risks associated with this question.

Market for the Common Shares, page 5
------------------------------------

QUESTION 8:

      Please revise the second sentence of the second paragraph of this section to clarify that an "active market" may not develop even if you are listed on the OTCBB or an exchange.

ANSWER 8:

      We have disclose as requested.

Management's Discussion and Analysis or Plan of Operation, page 20
------------------------------------------------------------------

QUESTION 9:

      While we note your response to prior comment 6, please revise to provide greater detail regarding your plans to use pay-per click, conventional marketing and. printed collateral materials to market your web portals, including a description of the types of materials you intend to employ. Describe the steps you have taken to date to implement your marketing plans and your expected timeline. Also, please discuss pay-per click marketing in greater detail and describe how you intend to use this device to market your web portals to sponsors

ANSWER 9:

      We have further disclosed as requested as follows:

      The company plans to market its web portals to sponsors that have an economic interest in the specific subject matter for each web portal. We plan to use conventional marketing including printed collateral material, direct mail and other methods to attract sponsors. For example, if we're trying to attract sponsors for www.theboxingdigest.com, we will send our brochures to specific potential sponsors including magazines, equipment retailers and manufacturers including soft goods. To date, we have not completed our marketing materials to attract the appropriate sponsors and in accordance with our business plan, we should complete these materials during the third quarter of 2009.

      Upon the completion of our web portals, we will implement our consumer marketing plan by internet, pay-per-click, search engine listings and conventional media exposure. We certainly understand that the ultimate user of our web portals, in seeking information for their desired usage, requires marketing exposure to them about our web portals. In order to have affordable funding for our media campaign, we must obtain sponsors to generate revenues.

Exhibit 5.1
-----------

QUESTION 10:

      While we note your response to prior comment 7, we are unable to locate a revised Exhibit 5.1. In the next amendment, please provide a revised opinion of counsel which does not include the following statement: "In passing on certain corporate records and documents of the Company, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and we express no opinion thereon."

ANSWER 10:

      We have provided the revised opinion of council as requested.

The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,


Sincerely,

Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.


Cc Ms. Michelle Lacko, Staff Attorney, Division of Corporation Finance

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